Exhibit 99.1
Check-Cap Announces Publication of CE Mark Multicenter Clinical Study Results on C-Scan®
in Gut

ISFIYA, Israel, May 22, 2018 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW, CHEKZ), a clinical stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule preparation-free, colorectal cancer screening, today announced that the results of its multicenter clinical study that examined C-Scan safety and efficacy (compared to FIT and colonoscopy) for polyp detection confirmed by ensuing colonoscopy, which was submitted for capsule CE Mark, received in January 2018, has been published in Gut, an official peer-reviewed journal of the British Society of Gastroenterology.

The article, entitled "A Novel Prep-Less X-Ray Imaging Capsule for Colon Cancer Screening: A Feasibility Study," reported that in 45 analyzed patients, capsule and FIT sensitivity (ability to correctly identify polyps) were 44% and 37%, respectively, with capsule sensitivity increasing to 78% when >50% of the colon surface area was imaged and a linear correlation was observed between imaged area and sensitivity. In an updated scanning algorithm, retrospectively implemented on the study data, the article noted a dramatic increase in number of subjects with imaged area >50%, from 21/45 to 41/45 (from 46% to 91%) following the new algorithm implementation. Capsule specificity (ability to correctly identify lack of polyps) in those cases approached 90%. Further, the authors highlighted capsule safety, with no reported adverse events, low radiation (average radiation dose of 0.05ms), and transit time of 52±32 hrs.

Professor Nadir Arber, Principal Investigator and Prof. of Internal Medicine and Gastroenterology and Head of the Health Promotion Center and Integrated Cancer Prevention Center at the Tel-Aviv Sourasky Medical Center, commented " I believe that results from the multicenter clinical study have demonstrated that the C-Scan imaging capsule is safe, well tolerated, and can correctly identify polyps with the majority of the colon imaged. Prof. Arber continued, "The risk of false polyp identification has been shown to be consistently low. Overall, we see the potential for C-Scan to overcome barriers to colorectal cancer screening (CRC), given its lack of requirement for bowel and other cathartic preparations."

Alex Ovadia, CEO of Check-Cap said, "We are pleased to share the publication of our multicenter clinical study results in Gut, a prestigious, peer-reviewed international medical journal. The data demonstrated the system's safe passage, ultra-low radiation exposure and ability to identify polyps without the need for bowel preparation, a major deterrent to CRC screening. We will continue to evaluate our C-Scan Version 3 system in the ongoing EU post approval study, with interim results expected in Q3 of 2018. We intend to continue to execute on our plan to commercialize our proprietary C-Scan system, and to provide patients with a preparation free alternative for pre-cancerous polyps screening in the colon."

The publication is currently available online at http://gut.bmj.com/content/early/2018/05/18/gutjnl-2018-316127 and will also be featured in an upcoming print edition of Gut.

About Check-Cap
 Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements
 This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2017 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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